Mail Stop 4561

March 18, 2010

A.L. Giannopoulos
Chief Executive Officer
MICROS Systems, Inc.
7031 Columbia Gateway Drive
Columbia, MD 21046

> **Re:** **MICROS Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed August 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 000-09993**

Dear Mr. Giannopoulos:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Inventory, page 23

1.   We note in your disclosure here and in your schedule of valuation and qualifying accounts on page 72 that you record a reserve for inventory obsolescence. Tell us how you considered the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5BB, which indicate that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate. Additionally, describe your accounting for sales of specifically reserved inventory in further detail, including your accounting for the inventory reserve as these sales occur and whether any changes in facts and circumstances previously resulted in the restoration of inventory value.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

Service, page 49

2.   We note that revenue where the product is designed, developed or modified to customers' specifications is recognized on a percentage-of-completion basis under SOP 81-1 because reasonably dependable estimates of the revenues and the project progress applicable to various states of an arrangement can be made. We also note in your revenue recognition disclosures in your Form 10-K for the fiscal year ended June 30, 2008 that revenue for similar arrangements that required significant production, modification, or customization to the licensed software were previously recognized under the completed contract method as the production cycles were usually not long-term. Please describe the facts and circumstances that led to this change in method of accounting for these arrangements and tell us how you considered paragraph 2(c) of SFAS 154 in reporting this as a change in accounting principle and providing the disclosures required by paragraph 17 of SFAS 154. Additionally, please tell us how you considered providing a letter from your independent accountants indicating whether or not this change in revenue recognition method is an alternative

principle which is preferable under the circumstances. Refer to Rule 10-01(b)(6) of Regulation S-X.

3.   For arrangements accounted for on a percentage-of-completion basis, please tell us where you classify revenues and related costs in your Consolidated Statements of Operations. If you classify these revenues and related costs within a single line item or allocate between products and services, please explain your basis of presentation, why you believe such presentation is reasonable and that it will be consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Estimates and footnote disclosures in future filings include a discussion of your basis of presentation and reasons for such presentation.

Multiple Element Arrangements, page 49

4.   We note your disclosure that for multiple element arrangements, you defer revenue for the fair value of undelivered elements based on vendor-specific objective evidence ("VSOE") as determined by standalone sales. Please describe your methodology and assumptions used to establish VSOE of fair value for each undelivered element in your multiple element arrangements. In your response, as it relates to post-contract support ("PCS"), please describe the process you use to evaluate the various factors (e.g. geographic region, purchase volume, competitive pricing, etc.) that affect your establishment of VSOE of fair value. Additionally, please provide the volume and range of standalone sales used to establish VSOE and describe your policy for allocating arrangement consideration to PCS when the contractual price for this element does not fall within the respective VSOE of fair value range.

Note 13. Income Taxes, page 62

5.   Based on your discussion of income tax expense as noted on page 29, it appears that certain tax audits for tax years 1999 to 2006 have been settled. Please clarify which tax years remain subject to examination by your major taxing jurisdictions as required by paragraph 21(e) of FIN 48 and confirm that you will include this disclosure in future filings.

Form 10-Q for the Fiscal Quarter Ended December 31, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 25

6.   We note that local controls and procedures at the Japanese subsidiary were
        "deliberately circumvented or manipulated" in perpetrating the fraudulent
        activities that took place at this entity. We also note your conclusion that based
        on your current controls and procedures, no material weaknesses exist in your
        controls and procedures related to international operations. Given that no changes
        in internal control over financial reporting have occurred during the quarter,
        please describe more fully how you evaluated that no material weaknesses
        currently exist and whether there is a reasonable possibility that a material
        misstatement would not be prevented or detected on a timely basis.

                            * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief